   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 8, 1997
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                 ---------------------------------------------
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            (AMENDMENT NO. 1)
                         GOLDEN POULTRY COMPANY, INC.
                         ----------------------------
                                (Name of Issuer)

                         GOLDEN POULTRY COMPANY, INC.
                                GOLD KIST INC.
                       GOLDEN POULTRY ACQUISITION CORP.

                         AGRI INTERNATIONAL, INC.
                       --------------------------------
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, NO PAR VALUE PER SHARE
                     ------------------------------------
                         (Title of Class of Securities)

                                   331151109
                                   ---------
                     (CUSIP Number of Class of Securities)

                                 JACK L. LAWING
                           GOLDEN POULTRY COMPANY, INC.
                               GOLD KIST INC.
                        GOLDEN POULTRY ACQUISITION CORP.
                            AGRI INTERNATIONAL, INC.
                        244 PERIMETER CENTER PARKWAY, N.E.
                              ATLANTA, GEORGIA 30346
                                 (770) 393-5000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

          B. HARVEY HILL, JR., ESQ.            GEORGE L. COHEN, ESQ.
            SUSAN J. WILSON, ESQ.              THOMAS C. HERMAN, ESQ.
              ALSTON & BIRD LLP         SUTHERLAND, ASBILL & BRENNAN, L.L.P.
             ONE ATLANTIC CENTER                999 PEACHTREE STREET
          1201 WEST PEACHTREE STREET           ATLANTA, GEORGIA 30309
         ATLANTA, GEORGIA  30309-3424              (404) 853-8000
                (404) 881-7000

                                JULY 8, 1997
-------------------------------------------------------------------------------
   (Date Proxy Statement First Published, Sent or Given to Security Holders)

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]
                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION*               AMOUNT OF FILING  FEE
------------------------------------------------------------------------------

              $55,196,420.25                           $11,040
==============================================================================

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:  $11,040             Filing party:  Golden Poultry Company, Inc.
Form or Registration no.:  Schedule 14A      Date filed:     May 8, 1997



*For purposes of calculation of the filing fee only. This transaction relates to the proposed merger (the "Merger") of an indirect wholly owned subsidiary of Gold Kist Inc. ("Gold Kist") with and into Golden Poultry Company, Inc. (the "Company"). The "Transaction Valuation" amount referenced above is based upon the purchase of 3,873,433 shares of Common Stock, no par value per share (the "Common Stock"), of the Company at $14.25, the cash price per share of Common Stock to be paid in the Merger. In accordance with Rule 0-11(c)(1) under the Securities Exchange Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of one percent.

          This Rule 13E-3 Transaction Statement (the "Statement") of Golden Poultry Company, Inc., a Georgia corporation (the "Company"), Gold Kist Inc., a Georgia corporation ("Gold Kist"), and Golden Poultry Acquisition Corporation, a Georgia corporation and indirect wholly owned subsidiary of Gold Kist ("Merger Sub"), relates to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 22, 1997, among the Company, Gold Kist, Merger Sub and Agri International, Inc., a wholly owned subsidiary of Gold Kist and Merger Sub's direct corporate parent ("Agri"), pursuant to which, among other things, (a) Merger Sub will be merged with and into the Company (the "Merger" or the "Transaction"), with the Company being the surviving corporation (the "Surviving Corporation"), (b) each outstanding share of Common Stock (except those shares of Common Stock held by the Company as treasury stock, owned by Gold Kist or its affiliates or held by persons who perfect their dissenters' rights under Georgia law) will be converted into the right to receive $14.25 without interest, (c) each outstanding share of Common Stock held by Gold Kist or its affiliates will be canceled without consideration and (d) each outstanding share of Merger Sub common stock will be converted into one share of common stock of the Surviving Corporation. The Merger Agreement and the Merger have already been approved by the board of directors of each of the parties to the Merger Agreement and are subject to the approval of the shareholders of the Company at a Special Meeting of Shareholders to be held on ________, 1997. This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1933, as amended (the "Act"). A copy of the Merger Agreement is filed by the Company as Exhibit A to the Company's Proxy Statement (the "Proxy Statement") and incorporated by reference in Item 17(c) to this Statement.

          The cross-reference sheet below is being supplied pursuant to General Instruction F to the Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement.

                             CROSS REFERENCE SHEET

SCHEDULE 13E-3 ITEM:         LOCATION IN THE PROXY STATEMENT:
---------------------------  ---------------------------------------------------

Item 1(a)                    *

Item 1(b)                    "INTRODUCTION" AND "MARKET PRICES FOR THE COMMON
                             STOCK"

Item 1(c)                    "MARKET PRICES FOR THE COMMON STOCK"

Item 1(d)                    "DIVIDENDS"

Item 1(e)                    **

Item 1(f)                    "PURCHASES OF COMMON STOCK BY CERTAIN PERSONS"

Item 2(a)--(d) and (g)       "INTRODUCTION", "BUSINESS OF THE COMPANY",
                             "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND
                             MERGER SUB" and "DIRECTORS AND EXECUTIVE OFFICERS
                             OF THE COMPANY, GOLD KIST, AGRI, MERGER SUB AND THE
                             SURVIVING CORPORATION"

Item 2(e)--(f)               *

Item 3(a)(1)                 "SPECIAL FACTORS--Conflicts of Interest; Certain
                             Relationships"

Item 3(a)(2) "INTRODUCTION--Proposal to be Considered at the Special Meeting," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--THE MERGER AGREEMENT," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "THE MERGER AGREEMENT" and EXHIBIT A--"MERGER AGREEMENT"

Item 3(b) "INTRODUCTION--Proposal to be Considered at the Special Meeting," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--GENERAL-- Purpose of the Special Meeting; Quorum; Vote Required," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL--Conflicts of Interest," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB" and "SECURITY OWNERSHIP OF THE COMPANY"

Item 4(a) "INTRODUCTION--Proposal to be Considered at the Special Meeting," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--THE MERGER AGREEMENT," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "THE MERGER AGREEMENT" AND EXHIBIT A--"MERGER AGREEMENT"

Item 4(b) "INTRODUCTION--Proposal to be Considered at the Special Meeting," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL--Certain Effects of the Merger," "SUMMARY--GENERAL--Conflicts of Interest," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships," "THE MERGER AGREEMENT--General," "THE MERGER AGREEMENT--Consideration to be Received by Shareholders of the Company," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB," "SECURITY OWNERSHIP OF THE COMPANY" and EXHIBIT A--"MERGER AGREEMENT"

Item 5(a)--(g) "SUMMARY--GENERAL--Plans for the Company After the Merger," "SUMMARY--GENERAL--Certain Effects of the Merger," "SUMMARY--SOURCE OF FUNDS FOR THE MERGER," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Plans for the Company After the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "THE MERGER AGREEMENT--The Surviving Corporation," "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, GOLD KIST, AGRI, MERGER SUB AND THE SURVIVING CORPORATION--Information Concerning Directors and Executive Officers of the Surviving Corporation" and EXHIBIT A--"MERGER AGREEMENT"

Item 6(a)--(c)               "SOURCE OF FUNDS FOR THE MERGER"

Item 6(d)                    **

Item 7(a) and (c)            "SUMMARY--GENERAL--Certain Effects of the Merger,"
                             "SPECIAL FACTORS--Background of the Merger,"
                             "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger"

Item 7(b) "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Report of Financial Advisor of Gold Kist" and "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger"

Item 7(d) "INTRODUCTION--Proposal to be Considered at the Special Meeting," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY-GENERAL--Plans for the Company After the Merger," "SUMMARY--GENERAL-- Certain Effects of the Merger," "SUMMARY--GENERAL-- Conflicts of Interest," "SUMMARY--GENERAL--Federal Income Tax Consequences," "SPECIAL FACTORS-- Background of the Merger," "SPECIAL FACTORS-- Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Plans for the Company After the Merger," "SPECIAL FACTORS-- Conflicts of Interest; Certain Relationships," "SPECIAL FACTORS--Certain Federal Income Tax Consequences of the Merger," "THE MERGER AGREEMENT --General," "THE MERGER AGREEMENT--The Surviving Corporation," "THE MERGER AGREEMENT--Consideration to be Received by Shareholders of the Company," "SOURCE OF FUNDS FOR THE MERGER," "SECURITY OWNERSHIP OF THE COMPANY," "DIRECTORS AND OFFICERS OF THE COMPANY, GOLD KIST, AGRI, MERGER SUB AND THE SURVIVING CORPORATION--Information Concerning
                             Directors and Executive Officers of the Surviving Corporation" and EXHIBIT A--"MERGER AGREEMENT"

Item 8(a)-(b) "SUMMARY--GENERAL--Determination of Special Committee; Recommendation of the Company's Board of Directors" and "SPECIAL
                             FACTORS--Recommendations of the Special Committee, the Board, Agri and Gold Kist"

Item 8(c) "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--GENERAL--Purpose of the Special Meeting; Quorum; Vote Required," "SUMMARY-- THE MERGER AGREEMENT--Conditions to Consummation of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "THE MERGER AGREEMENT--Conditions to Consummation of the Merger" and EXHIBIT A--"MERGER AGREEMENT"

Item 8(d) "SUMMARY--GENERAL--Opinion of Financial Advisor to Special Committee," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Opinion of Special Committee's Financial Advisor" and EXHIBIT C--"OPINION OF THE ROBINSON-HUMPHREY COMPANY, INC."

Item 8(e) "SUMMARY--GENERAL--Determination of Special Committee; Recommendation of Company's Board of Directors," "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Recommendations of the Special Committee, the Board, Agri and Gold Kist"

Item 8(f)                    **

Item 9(a)-(c) "SUMMARY--GENERAL--Opinion of Financial Advisor to Special Committee," "SUMMARY--GENERAL--Report of Financial Advisor of Gold Kist," "SPECIAL FACTORS--Background of the Merger," "SPECIAL
                             FACTORS--Opinion of Special Committee's Financial Advisor," "SPECIAL FACTORS--Report of Financial Advisor of Gold Kist," EXHIBIT C--"OPINION OF THE ROBINSON-HUMPHREY COMPANY, INC.," EXHIBIT D--"OPINION OF SUNTRUST CAPITAL MARKETS, INC." and EXHIBIT E--"Form of Tax Opinion of Alston & Bird LLP."


Item 10(a) "INTRODUCTION--Proposal to be Considered at the Special Meeting," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--GENERAL-- Purpose of the Special Meeting; Quorum; Vote Required," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL--Conflicts of Interest," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB" and "SECURITY OWNERSHIP OF THE COMPANY"

Item 10(b)                   "PURCHASES OF COMMON STOCK BY CERTAIN PERSONS"

Item 11 "INTRODUCTION--Proposal to be Considered at the Special Meeting," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--GENERAL-- Purpose of the Special Meeting; Quorum; Vote Required," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL--Plans for the Company After the Merger," "SUMMARY--GENERAL--Conflicts of Interest," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Plans for the Company After the Merger," "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships," "SPECIAL FACTORS--Certain Litigation," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB" and "SECURITY OWNERSHIP OF THE COMPANY"

Item 12(a) "INTRODUCTION--Proposal to be Considered at the Special Meeting," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--GENERAL-- Purpose of the Special Meeting; Quorum; Vote Required," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL--Conflicts of Interest," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships," "THE MERGER AGREEMENT-- Consideration to be Received by Shareholders of the Company," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB," "SECURITY OWNERSHIP OF THE COMPANY" and EXHIBIT A--"MERGER AGREEMENT"

Item 12(b) "SUMMARY--GENERAL--Determination of Special Committee; Recommendation of Company's Board of Directors," "SPECIAL FACTORS--Recommendations of the Special Committee, the Board, Agri and Gold Kist" and "SECURITY OWNERSHIP OF THE COMPANY"

Item 13(a) "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--THE MERGER AGREEMENT-- Dissenters' Rights," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "DISSENTERS' RIGHTS" and EXHIBIT B-- "ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION CODE"

Item 13(b)-(c)               **

Item 14(a) "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY," "INDEPENDENT AUDITORS" and "INDEX TO FINANCIAL STATEMENTS"

Item 14(b)                   **

Item 15(a) "SUMMARY--GENERAL--Plans for the Company After the Merger" and "SPECIAL FACTORS--Plans for the Company After the Merger"

Item 16                      "INTRODUCTION--Proxies"

Item 17                      *

------------------
*  Information is contained in this Statement
**  Not applicable

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

          (a) The issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is the Company. The address of the Company's principal executive offices is 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346.

          (b) The information set forth in "INTRODUCTION" and "MARKET PRICES FOR THE COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

          (c) The information set forth in "MARKET PRICES FOR THE COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

          (d) The information set forth in "DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

          (e)  Not applicable.

          (f) The information set forth in "PURCHASE OF COMMON STOCK BY CERTAIN PERSONS" in the Proxy Statement is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(d) and (g) This statement is being filed by the Company, the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, by Gold Kist, Agri and Merger Sub. The information set forth in "INTRODUCTION," "BUSINESS OF THE COMPANY," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB" and "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, GOLD KIST, AGRI, MERGER SUB AND THE SURVIVING CORPORATION" in the Proxy Statement is incorporated herein by reference.

          (e)-(f) None of the Company, Gold Kist, Agri and Merger Sub or, to the best of their knowledge, any of the persons listed under "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, GOLD KIST, AGRI, MERGER SUB AND THE SURVIVING CORPORATION" in the Proxy Statement, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

          (a)(1) The information set forth in "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships" of the Proxy Statement is incorporated herein by reference.

          (a)(2) The information set forth in "INTRODUCTION--Proposal to be Considered at the Special Meeting," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--THE MERGER AGREEMENT," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "THE MERGER AGREEMENT" and EXHIBIT A--"MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

          (b) The information set forth in "INTRODUCTION--Proposal to be Considered at the Special Meeting," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--GENERAL--Purpose of the Special Meeting; Quorum; Vote Required," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL-- Conflicts of Interest," "SPECIAL

FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB," and "SECURITY OWNERSHIP OF THE COMPANY" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

          (a) The information set forth in "INTRODUCTION--Proposal to be Considered at the Special Meeting," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--THE MERGER AGREEMENT," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "THE MERGER AGREEMENT" and EXHIBIT A-- "MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

          (b) The information set forth in "INTRODUCTION--Proposal to be Considered at the Special Meeting," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL--Certain Effects of the Merger," "SUMMARY--GENERAL--Conflicts of Interest", "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS-- Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Conflict of Interest; Certain Relationships," "THE MERGER AGREEMENT-- General," "THE MERGER AGREEMENT--Consideration to be Received by Shareholders of the Company," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB," "SECURITY OWNERSHIP OF THE COMPANY" and EXHIBIT A--"MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a)-(g) The information set forth in "SUMMARY--GENERAL--Certain Effects of the Merger," "SUMMARY--GENERAL--Plans for the Company After the Merger," "SUMMARY--THE MERGER AGREEMENT--Source Of Funds," "SPECIAL FACTORS-- Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Plans for the Company After the Merger," "THE MERGER AGREEMENT--The Surviving Corporation," "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, GOLD KIST, AGRI, MERGER SUB AND THE SURVIVING CORPORATION--Information Concerning Directors and Executive Officers of the Surviving Corporation" and EXHIBIT A--"MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a)-(c) The information set forth in "THE MERGER AGREEMENT--Expenses" and "SOURCE OF FUNDS OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

          (d)  Not applicable.


ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a) and (c) The information set forth in "SUMMARY--GENERAL--Certain Effects of the Merger," "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS-- Purpose and Structure of the Merger; Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

          (b) The information set forth in "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Report of Financial Advisor of Gold Kist" and "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," of the Proxy Statement is incorporated herein by reference.

          (d) The information set forth in "INTRODUCTION--Proposal to be Considered at the Special Meeting," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL--Plans for the Company After the Merger," "SUMMARY--GENERAL-- Certain Effects of the Merger," "SUMMARY--GENERAL--Conflicts of Interest," "SUMMARY--GENERAL--Federal Income Tax Consequences," "SPECIAL FACTORS-- Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Plans for the Company After the Merger," "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships," "SPECIAL FACTORS--Certain Federal Income Tax Consequences of the Merger," "THE MERGER AGREEMENT--General," "THE MERGER AGREEMENT--The Surviving Corporation," "THE MERGER AGREEMENT--Consideration to be Received by Shareholders of the Company," "SOURCE OF FUNDS FOR THE MERGER," "SECURITY OWNERSHIP OF THE COMPANY," "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, GOLD KIST, AGRI, MERGER SUB AND THE SURVIVING CORPORATION--Information Concerning Directors and Executive Officers of the Surviving Corporation" and EXHIBIT A--"MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

          (a)--(b) The information set forth in "SUMMARY--GENERAL--Determination of Special Committee; Recommendation of the Company's Board of Directors" and "SPECIAL FACTORS--Recommendations of the Special Committee, the Board, Agri and Gold Kist," of the Proxy Statement is incorporated herein by reference.

          (c) The information set forth in "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--GENERAL--Purpose of the Special Meeting; Quorum; Vote Required," "SUMMARY--THE MERGER AGREEMENT--Conditions to Consummation of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "THE MERGER AGREEMENT--Conditions to Consummation of the Merger" and EXHIBIT A--"MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

          (d) The information set forth in "SUMMARY--GENERAL--Opinion of Financial Advisor to Special Committee," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Opinion of Special Committee's Financial Advisor" and EXHIBIT C--"OPINION OF THE ROBINSON-HUMPHREY COMPANY, INC." of the Proxy Statement is incorporated herein by reference.

          (e) The information set forth in "SUMMARY--GENERAL--Determination of Special Committee; Recommendation of Company's Board of Directors," "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Recommendations of the Special Committee, the Board, Agri and Gold Kist" of the Proxy Statement is incorporated herein by reference.

          (f) Not applicable.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

          (a)--(c) The information set forth in "SUMMARY--GENERAL--Opinion of Financial Advisor to Special Committee," "SUMMARY--GENERAL--Report of Financial Advisor of Gold Kist," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Opinion of Special Committee's Financial Advisor," "SPECIAL FACTORS-- Report of Financial Advisor of Gold Kist," EXHIBIT C--"OPINION OF THE ROBINSON-HUMPHREY COMPANY, INC.," EXHIBIT D--"OPINION OF SUNTRUST CAPITAL MARKETS, INC." and EXHIBIT E--"Form of Tax Opinion of Alston & Bird LLP" of the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The information set forth in "INTRODUCTION--Proposal to be Considered at the Special Meeting," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--GENERAL--Purpose of the Special Meeting; Quorum; Vote Required," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL-- Conflicts of Interest," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB" and "SECURITY OWNERSHIP OF THE COMPANY" of the Proxy Statement is incorporated herein by reference.

          (b) The information set forth in "PURCHASES OF COMMON STOCK BY CERTAIN PERSONS" of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The information set forth in "INTRODUCTION--Proposal to be Considered at the Special Meeting," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--GENERAL--Purpose of the Special Meeting; Quorum; Vote Required," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL--Plans for the Company After the Merger," "SUMMARY--GENERAL--Conflicts of Interest," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Plans for the Company After the Merger," "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships," "SPECIAL FACTORS--Certain Litigation," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB" and "SECURITY OWNERSHIP OF THE COMPANY" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

          (a) The information set forth in "INTRODUCTION--Proposal to be Considered at the Special Meeting," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--GENERAL--Purpose of the Special Meeting; Quorum; Vote Required," "SUMMARY--GENERAL--Structure of the Merger," "SUMMARY--GENERAL-- Conflicts of Interest," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "SPECIAL FACTORS--Conflicts of Interest; Certain Relationships," "THE MERGER AGREEMENT--Consideration to be Received by Shareholders of the Company," "CERTAIN INFORMATION CONCERNING GOLD KIST, AGRI AND MERGER SUB," "SECURITY OWNERSHIP OF THE COMPANY" and EXHIBIT A--"MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

          (b) The information set forth in "SUMMARY--GENERAL--Determination of Special Committee; Recommendation of Company's Board of Directors," "SPECIAL FACTORS--Recommendations of the Special Committee, the Board, Agri and Gold Kist," and "SECURITY OWNERSHIP OF THE COMPANY" of the Proxy Statement is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

          (a) The information set forth in "INTRODUCTION--Voting Rights; Vote Required for Approval," "SUMMARY--THE MERGER AGREEMENT--Dissenters' Rights," "SPECIAL FACTORS--Purpose and Structure of the Merger; Certain Effects of the Merger," "DISSENTERS' RIGHTS" and EXHIBIT B--"ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION CODE" of the Proxy Statement is incorporated herein by reference.

          (b)--(c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

          (a) The information set forth in "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY," "INDEPENDENT AUDITORS" AND "INDEX TO FINANCIAL STATEMENTS" of the Proxy Statement is incorporated herein by reference.

          (b)  Not applicable.


ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

          (a) The information set forth in "SUMMARY--GENERAL--Plans for the Company After the Merger" and "SPECIAL FACTORS--Plans for the Company After the Merger" of the Proxy Statement is incorporated herein by reference.

          (b) The information set forth in "INTRODUCTION--Proxies" of the Proxy Statement is incorporated herein by reference.


ITEM 16.  ADDITIONAL INFORMATION.

            The information set forth in the Proxy Statement is incorporated herein by reference in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

            (b)(1) Opinion of The Robinson-Humphrey Company, Inc. (attached as Exhibit C to the Proxy Statement).

            (b)(2) The Robinson-Humphrey Company, Inc. Presentation to the Special Committee of the Board of Directors of the Company, dated March 10, 1997.

            (b)(3) The Robinson-Humphrey Company, Inc. Presentation to the Board of Directors of the Company, dated April 22, 1997.*

            (b)(4) Opinion of SunTrust Capital Markets, Inc. (attached as Exhibit D to the Proxy Statement).

            (b)(5) SunTrust Capital Markets, Inc. Presentation to the Board of Directors of Gold Kist, dated March 14, 1997.

            (b)(6) SunTrust Capital Markets, Inc. Presentation to the Board of Directors of Gold Kist, dated April 25, 1997.*

            (b)(7) Form of Tax Opinion of Alston & Bird LLP (attached as Exhibit E to the Proxy Statement).

            (c) Agreement and Plan of Merger dated as of April 22, 1997 among the Company, Gold Kist, Agri and Merger Sub (attached as Exhibit A to the Proxy Statement).

            (d)(1)  Preliminary Proxy Statement dated July 8, 1997.

            (d)(2) Notice of Special Meeting of Shareholders (included in Proxy Statement).

            (d)(3)  Proxy Card.*

            (d)(4) Press Release issued jointly by Gold Kist and the Company on January 23, 1997.*

            (d)(5) Press Release issued jointly by Gold Kist and the Company on
                   April 11, 1997.*

            (d)(6) Chief Executive Officer's Letter to Shareholders (included in Proxy Statement).

            (e) Text of Article 13 of the Georgia Business Corporation Code (attached as Exhibit B to the Proxy Statement).

            (f)    Not Applicable.


---------------------
*  Previously filed.

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    GOLDEN POULTRY COMPANY, INC.


                                    By:  /s/ Jack L. Lawing
                                       --------------------------------
                                       Name:   Jack L. Lawing
                                       Title:  Secretary

July 8, 1997

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    GOLD KIST INC.


                                    By:  /s/ Jack L. Lawing
                                       ----------------------------
                                       Name:  Jack L.Lawing
                                       Title: Secretary

July 8, 1997

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    GOLDEN POULTRY ACQUISITION CORP.



                                    By:  /s/ Jack L. Lawing
                                       -------------------------------
                                       Name:  Jack L. Lawing
                                       Title: Secretary

July 8, 1997

                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         AGRI INTERNATIONAL, INC.


                                         By: /s/ Jack L. Lawing
                                            ---------------------
                                            Name:  Jack L. Lawing
                                            Title: [TITLE]

July 8, 1997

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER    DESCRIPTION
------    -----------

(b)(1) Opinion of The Robinson-Humphrey Company, Inc. (attached as Exhibit C to the Proxy Statement).

(b)(2) The Robinson-Humphrey Company, Inc. Presentation to the Special Committee of the Board of Directors of the Company, dated March 10, 1997.

(b)(3) The Robinson-Humphrey Company, Inc. Presentation to the Board of Directors of the Company, dated April 22, 1997.*

(b)(4)    Opinion of SunTrust Capital Markets, Inc. (attached as
          Exhibit D to the Proxy Statement).

(b)(5) SunTrust Capital Markets, Inc. Presentation to the Board of Directors of Gold Kist, dated March 14, 1997.

(b)(6) SunTrust Capital Markets, Inc. Presentation to the Board of Directors of Gold Kist, dated April 25, 1997.*

(b)(7) Form of Tax Opinion of Alston & Bird LLP (attached as Exhibit E to the Proxy Statement).

(c)(1) Agreement and Plan of Merger dated as of April 22, 1997 among the Company, Gold Kist, Agri and Merger Sub (attached as Exhibit A to the Proxy Statement).

(d)(1)    Preliminary Proxy Statement dated July 8, 1997.

(d)(2)    Notice of Special Meeting of Shareholders (included in Proxy
          Statement).

(d)(3)    Proxy Card.*

(d)(4) Press Release issued jointly by Gold Kist and the Company on January 23, 1997.*

(d)(5) Press Release issued jointly by Gold Kist and the Company on April 11, 1997.*

(d)(6) Chief Executive Officer's letter to Shareholders (included in Proxy Statement).

(e) Text of Article 13 of the Georgia Business Corporation Code (attached as Exhibit B to the Proxy Statement).

-----------------------
*   Previously filed